JAMES H. CARROLL James.Carroll@faegrebd.com (303) 447-7748
February 3, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention:    Russell Mancuso, Branch Chief

Re:    Ascent Solar Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed January 26, 2012
File No. 333-178821

Ladies and Gentlemen:

On behalf of Ascent Solar Technologies, Inc. (the “Company”), we have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement (the “Registration Statement”).  In this letter, we set forth the Company's responses to the comments of the Commission's staff (the “Staff”) as set forth in the letter of Russell Mancuso, Branch Chief, dated January 27, 2012 (the “Comment Letter”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company's response in regular type. References in this letter to we, our or us mean the Company or its advisors, as the context may require. All references to page numbers in the Company's responses refer to page numbers in Amendment No. 2.

Prospectus Cover Page

1.
We note your response to prior comment 1. Please tell us how you confirmed the accuracy of the statement that you have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 in the last twelve months. We note, for example, your disclosure under Item 1.01 of the Form 8-K filed on January 5, 2012 regarding your entry into an agreement with JonesTrading Institutional Services LLC, as well as your statement under Item 1.02 of the Form 8-K that you sold 386,050 shares pursuant to a sales agreement entered into February 28, 2011 with Stifel, Nicolaus & Company.

Company Response: The Company has a currently effective  registration statement on Form S-3 (Registration No. 333-156665), which registration statement was declared effective January 16, 2009 (the “Prior Registration Statement”).  A new registration statement on Form S-3 (Registration No. 333-178821) was filed by the Company on December 29, 2011.  In accordance with Rule 415(a)(5), the Company is currently able to continue using the Prior Registration Statement until the new registration statement is declared effective.  The Company made at-the-market sales transactions during 2011 and January 2012 under the Prior Registration Statement.

The Company filed its most recent Form 10-K on February 28, 2011.  The filing of that report required the Company to reassess its eligibility to use the Prior Registration Statement.  As of that filing date (calculated as further described below), the Company had a public float in excess of $75 million.  Accordingly, the Company's at-the-market sales in

2011 and early 2012 under the Prior Registration Statement have not been subject to the limitations of Instruction I.B.6 of Form S-3 (which instruction generally applies to companies which do not have a public float of $75 million or more).

The Company calculated its public float as of December 31, 2010, which date is within the 60-day look back period from the Form 10-K filing date of February 28, 2011.  See Staff Compliance and Disclosure Interpretations, Securities Act Forms, Question 116.07.  As of that date, the Company had 32,265,587 shares of common stock outstanding.  Of those shares, 23,021,462 were held by non-affiliates and 9,244,125 were held by affiliates.  As of that date, our affiliates consisted of Norsk Hydro Produksjon AS and the Company's officers and directors.  The last sale price on that date for the Company's common stock was $3.36 per share, which results in a public float value of $77.35 million.

The Company understands that once the new registration statement is declared effective, transactions occurring under that registration statement will be subject to the limitations of Instruction I.B.6 of Form S-3.

Information Incorporation by Reference, page 9

2.	Please revise to incorporate by reference the Form 8-K filed on January 5, 2012.

Company Response: The Company revised page 9 to incorporate by reference the Form 8-K filed on January 5, 2012.

Please do not hesitate to call me at (303) 447-7748 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ James H. Carroll
James H. Carroll
Enclosures

cc:    Gary Gatchell, Chief Financial Officer, Ascent Solar Technologies, Inc.